[Letterhead of NewBridge Bancorp]
January 7, 2011
Michael Seaman, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	NewBridge Bancorp (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) File No. 0-11448
Dear Mr. Seaman:
This letter is in response to your letter dated December 30, 2010, addressed to the Company. Each comment is addressed in turn below, using the same numbering as used in your letter.
1. Future filings will describe economic conditions of the Company’s market area, with suitable quantification.
2. The reference to “impaired loans” on page 68 of the Form 10-K should, more accurately, refer to “total nonperforming and potential problem loans” as follows:
Impaired loans, nonperforming loans and other potential problem loans are summarized in the following table (in thousands):

	December 31
	2009	2008	2007
Loans identified as impaired	$46,122	$39,556	$12,959
Other nonperforming loans	12,107	—	—

Total nonperforming loans	58,229	39,556	12,959
Other potential problem loans	66,725	51,755	36,031

Total impaired and potential problem loans	$124,954	$91,311	$48,990
Future filings will provide a similar tabular disclosure, properly referencing (i) impaired loans, (ii) other nonperforming loans, and (iii) other potential problems loans.
3. The Company confirms that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans and commitments with persons not related to the lender, NewBridge Bank (the “Bank”).

The Bank is subject to the Federal Reserve’s Regulation O, which includes within its requirements the “not related to the lender” principle. The Bank is in compliance with Regulation O.
4. The Board believes that all related party transactions with officers and directors, including those described in the third, fourth and fifth paragraphs are on terms comparable to those which would have been reached with unaffiliated parties. Future filings will be revised accordingly.
5. The reference to “impaired loans” should, more accurately, refer to “total nonperforming and potential problem loans,” as follows:

September 30, 2010
Loans identified as impaired	$40,621
Other nonperforming loans	11,399

Total nonperforming loans	52,020
Other potential problem loans	118,067

Total nonperforming and potential problem loans	$170,087
Future filings will provide a similar tabular disclosure, properly referencing (i) impaired loans, (ii) other nonperforming loans, and (iii) other potential problems loans. Loans that are identified as “impaired” are automatically also classified as “nonperforming.”
6. The $1.1 million expense in the quarter ended September 30, 2009 represents an impairment charge to write-off the expected net book value of computer hardware and software at the anticipated conversion date relating to our old core-processing system, which would be abandoned or otherwise rendered useless upon the conversion to the new system. We have capitalized the costs associated with developing the new system, both hardware and software, most of which was acquired in 2010. Costs associated with training and conversion were expensed to operations as incurred, in accordance with accounting principles generally accepted in the United States.
As requested by you, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Ramsey K. Hamadi
Ramsey K. Hamadi
Executive Vice President and Chief Financial Officer